UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2023

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9-799-6183

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On August 16, 2023, NeuroSense Therapeutics Ltd. (the “Company”) issued a press release announcing the Company’s financial results for the second quarter ended June 30, 2023. A copy of the press release is furnished herewith as Exhibit 99.1.

In addition, attached are the Company’s condensed interim unaudited financial statements and a summary of its operating and financial review and prospects, each as of June 30, 2023, furnished herewith as Exhibits 99.2 and 99.3, respectively.

This Report on Form 6-K (including the text under the headings “Financial Summary” and “Forward-Looking Statements” in Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3) is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-262480) and Form F-1 (File No. 333-273375), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated August 16, 2023
99.2	Condensed Interim Unaudited Financial Statements as of June 30, 2023
99.3	Operating and Financial Review and Prospects as of June 30, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: August 16, 2023	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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